4th Grade Films, Inc.
1338 S. Foothill Drive, #163
Salt Lake City, UT 84108

January 10, 2012

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           4th Grade Films, Inc.
Amended Form 10-K for the fiscal year ended June 30, 2011
Filed September 27, 2011
File No. 000-52825

Dear Ms. Cvrkel

Attached is the above-referenced amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2011, which has been prepared in response to your comment letter dated January 3, 2012

The language contained in the certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 has been revised to exactly reflect Item 601(B)(31) of Regulation S-K.

Furthermore, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

/S/ JAMES DOOLIN
James Doolin, President
4th Grade Films, Inc.